# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FrontView REIT, Inc., CIK 0001988494
CUSIP: 35922N100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3131 MCKINNEY AVENUE, SUITE L10, DALLAS, Texas (TX), 75204
Date of event which requires filing of this statement: 11/27/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002047329

## Reporting persons
- Clearance Capital Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 812,354; shared voting power 0; sole dispositive power 812,354; shared dispositive power 0; aggregate amount beneficially owned 812,354 (5% of the class)

## Item 1. Issuer
Name of issuer: FrontView REIT, Inc.
Address of issuer's principal executive offices: 3131 MCKINNEY AVENUE, SUITE L10, DALLAS, TEXAS, 75204.

## Item 2. Person Filing
Name of person filing: Clearance Capital Limited
Address of principal business office or, if none, residence: 3 Copthall Ave, City of London, London, United Kingdom, EC2R 7BH
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment adviser

## Item 4. Ownership
Amount beneficially owned: 812,354
Percent of class: 5.0%
Sole power to vote or to direct the vote: 812,354
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 812,354
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to FCA regulated investment adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Clearance Capital Ltd: Charl Marius Cloete, Chief Operations Officer (02/07/2025)